SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 01, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		88,640
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		20,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		103,661
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,979

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		304,191
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		150,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		9,150
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,041

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		467,033
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		150,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		8
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		617,025

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2020
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		472,659
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		10,477
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		462,182

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2022)
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		150,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		150,000

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2022)
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		150,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		885
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		149,115

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 01, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary